DK SINOPHARMA, INC.
DONGXING BUILDING, 4TH FLOOR
NO.1 XINKE ROAD,
XI’AN, THE PEOPLE’S REPUBLIC OF CHINA 710043

February 4, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg – Senior Assistant Chief Accountant
Mary Mast – Senior Staff Accountant
Vanessa Robertson – Staff Accountant

Re:	DK Sinopharma, Inc.
Form 10-K for the Fiscal Year ended September 30, 2009
Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
File No. 333-156302

Ladies and Gentlemen:

As per the oral conversation between the reviewing Staff of the Commission and the Company’s outside legal counsel on February 2, 2011, DK Sinopharma, Inc. (the “Company”) acknowledges receipt of the Staff’s letter dated January 5, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended September 30,2009 (the “2009 10-K”), the Forms Form 8-K and Form 8-K/A filed on May 10, 2010 and May 21, 2010, respectively (collectively, the “8-K”) and the Forms 10-Q and 10-Q/A for the quarterly period ended June 30, 2010 (collectively, the “September 2010 10-Q”) forwarded to the Company’s outside legal counsel on February 1, 2011.  While the Comment Letter requests a response from the Company within ten business days of the Comment Letter, the Company did not receive the letter from the Commission until yesterday and the Commission’s contact person at the Company’s outside legal counsel is no longer at such counsel.  While it is a national holiday in the People’s Republic of China until February 8, 2011, the Company is currently working with its outside legal counsel and its independent auditors to prepare responses to the Comment Letter and amend, as necessary, the Company’s September 2010 10-Q.  The Company believes that it should be in a position to file a response to the Comment Letter by no later than February 15, 2011.

Very truly yours,

/s/ Dongke Zhao
Dongke Zhao
Chief Executive Officer

cc:           Marc Ross, Sichenzia Ross Friedman Ference LLP